December 28, 2006

Mail Stop 4561

Mr. Evan Williams
President
Border Management, Inc.
968 – 240th Street
Langley, British Columia
Canada V2Z 2Y3

> **Re:** **Border Management, Inc.**
> **Form SB-2**
> **Registration No. 333-139129**
> **Filed on December 5, 2006**

Dear Mr. Williams:

This is to advise you that we have performed a limited review of the above registration statement and have the following comment. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comment.

Independent Auditors' Report, page F-2

1.   We note that your audit report was signed by Chartered Accountants based in Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. Your response should include where the majority of your assets are (and will be) located and where the majority of your revenues will be derived. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal year 2006. If not, please tell us if your accounting records are located in the United States or Canada and where the majority of the audit work is conducted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact, Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Elaine Wolff, Branch Chief, at (202) 551-3495 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: P. Sterling Kerr, Esq. (*via facsimile*)